UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CHINA NUTRIFRUIT GROUP LIMITED
(Exact name of registrant as specified in its charter)

Nevada	87-0395695
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjiang China	163316
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, $0.001 per share	NYSE Amex LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: ___________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.001
(Title of class)
None

Item 1. Description of Registrant’s Securities to be Registered.

This registration statement on Form 8-A relates to the registration of common stock, par value $0.001 per share (the “Common Stock”), of China Nutrifruit Group Limited, a Nevada corporation (the “Company”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of the Common Stock on the NYSE AMEX LLC. The Common Stock is presently quoted on the OTC Bulletin Board under the symbol “CNGL.”

The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company’s Articles of Incorporation, as amended and Bylaws, as amended, copies of which are incorporated herein by this reference.

Common Stock

We are authorized to issue up to 120,000,000 shares of common stock, par value $0.001 per share. As of August 12, 2009, 36,125,754 shares of common stock are currently issued and outstanding. The Company has authorized and reserved 30,000 shares of Common Stock for issuance to a director under a restricted stock grant agreement. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend on common stock in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We may issue up to 5,000,000 shares of preferred stock in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the un-issued preferred stock might tend to discourage or render more difficult a merger or other change in control.

No shares of preferred stock are currently outstanding. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Warrants

In connection with our private placement which closed on October 10, 2008, WLT Brothers Capital, Inc., Wentworth Securities, Inc. and Euro Pacific Capital, Inc., our placement agents, received, as partial compensation, warrants to purchase 66,171, 95,781 and 54,057 shares of our common stock, respectively. The warrants have a term of 3 years and are immediately exercisable at $2.78 per share, subject to the usual adjustments for changes in capital structure and other corporate events. None of the warrants have been exercised.

Transfer Agent and Registrar

Our independent stock transfer agent is Interwest Transfer Corporation, located in Salt Lake City, Utah. Their mailing address is 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117. Their phone number is (801) 272-9294.

Item 2. Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of the registrant as filed with the Secretary of State of Nevada on August 14, 2008 (herein incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 8-K filed on August 20, 2008).
3.2	Amended and Restated Bylaws of the registrant adopted on June 19, 2008 (herein incorporated by reference to Exhibit 3.2 to the Company’s current report on Form 8-K filed on June 20, 2008).
4.1	Form of Placement Agent Warrants (herein incorporated by reference to Exhibit 4.1 to the Company’s registration statement on Form S-1 filed on March 31, 2009).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: August 25, 2009	China Nutrifruit Group Limited

	By:	/s/ Jinglin Shi
Jinglin Shi
Chief Executive Officer